Filed Pursuant to Rule 424(b)(3)
File Number 333-192064
Prospectus Supplement No. 3
(To Prospectus dated November 8, 2013)

Hipcricket, Inc.
31,037,500 Shares of Common Stock

This Prospectus Supplement No. 3 supplements the prospectus dated November 8, 2013 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-192064).  The Prospectus and this prospectus supplement relate to the disposition from time to time of up to 31,037,500 shares of our common stock, which are held or may be held by the selling stockholders named in the Prospectus.  We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.  This prospectus supplement updates, amends and supplements the information included in the Prospectus.  If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

On April 4, 2014, we filed a Current Report on Form 8-K with the Securities and Exchange Commission.  The text of such Form 8-K is attached hereto.
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Investing in our common stock involves a high degree of risk. In reviewing the Prospectus and this prospectus supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 3 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is April 4, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 31, 2014

Hipcricket, Inc.
(Exact name of registrant as specified in Charter)

Delaware	333-57818	20-0122076
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

110 110th Avenue NE, Suite 410
Bellevue, WA  98004
(Address of Principal Executive Offices)

(855) 423-5433
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01  Entry into a Material Definitive Agreement

    On March 31, 2014, Hipcricket, Inc. (the “Company”) entered into a Forbearance and First Amendment (the “Forbearance Agreement") to the Amended and Restated Loan and Security Agreement dated as of November 25, 2013 (the “Loan Agreement”), between the Company and Silicon Valley Bank (“SVB”).  Under the terms of the Forbearance Agreement, SVB agreed to forbear from taking any action to enforce certain of its rights or remedies under the Loan Agreement with respect to the Company’s noncompliance with the minimum tangible net worth covenant under the Loan Agreement until the earliest of (a) April 15, 2014, (b) the occurrence of any additional event of default after the date of the Forbearance Agreement, and (c) a breach of the Forbearance Agreement by the Company.  The Forbearance Agreement also increased the interest rate under the Loan Agreement to prime rate plus 3.75% during a Streamline Period (as defined in the Loan Agreement) and to prime rate plus 4.25% when a Streamline Period is not in effect

    The foregoing description of the Forbearance Agreement is not complete and is qualified in its entirety by reference to the full text of the Forbearance Agreement, which is filed as Exhibit 10.1 to this Form 8-K and incorporated herein by reference.

Item 2.03  Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

    The information included in Item 1.01 is incorporated in this Item 2.03.

Item 5.02  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

    Effective April 1, 2014, the Board of Directors (“Board”) of the Company, upon the recommendation of the Compensation Committee of the Board, entered into the following compensatory plans and arrangements with the following named executive officers of the Company (“Named Officers”):  President and Chief Executive Officer, Ivan Braiker; Chief Operations Officer, Douglas Stovall; and Chief Financial Officer, Thomas Virgin.

    2014 Incentive Compensation Plan

    The Board approved participation by the Named Officers in a newly established 2014 Incentive Compensation Plan.  Pursuant to the Incentive Compensation Plan, each Named Officer will be eligible to receive an annual cash bonus based upon the level of achievement of a target revenue goal established by the Board, provided that a threshold performance level of gross margin and adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) also is met.  For fiscal year 2015, the target bonus opportunity for each Named Officer (as a percentage of his base salary) is as follows:  Mr. Braiker (50%), Mr. Stovall (35%) and Mr. Virgin (25%).  No fiscal year 2015 incentive bonuses will be paid if the target revenue achieved is 80% or less of the target revenue goal or if the threshold performance level of gross margin and adjusted EBITDA is not met.

    The foregoing description of the 2014 Incentive Compensation Plan is not complete and is qualified in its entirety by reference to the full text of the 2014 Incentive Compensation Plan, which is filed as Exhibit 10.2 to this Form 8-K and incorporated herein by reference.

    Transaction Bonus Plan

    The Board also established a Transaction Bonus Plan, pursuant to which each Named Officer will be entitled to receive a bonus of 1% of the Net Consideration (as defined in the plan) in connection with certain transactions resulting in a change in control of the Company, as more specifically set forth in the plan.  Payout of a bonus award under the plan is subject to the Named Officer’s continued employment with the Company through the closing date of a transaction (if any).  However, if a Named Officer’s employment is terminated by the Company without Cause or by the Named Officer for Good Reason (as the terms “Cause” and “Good Reason” are defined in the plan) prior to the closing date of a transaction, a bonus award will be paid as though such Named Officer had remained continuously employed through the closing date.

    The foregoing description of the Transaction Bonus Plan is not complete and is qualified in its entirety by reference to the full text of the Transaction Bonus Plan, which is filed as Exhibit 10.3 to this Form 8-K and incorporated herein by reference.

    2014 Equity Incentive Plan

    Pursuant to a newly established 2014 Equity Incentive Plan, the Board awarded to Mr. Braiker a stock option to purchase 1,600,000 shares of  the Company’s common stock at an exercise price of $0.48 per share, which is in excess of the Company’s closing market price of $0.28 on April 1, 2014 (the date of grant).  The stock option vests 50% on February 28, 2015 and 50% on February 28, 2016.  Vesting accelerates upon a Change of Control of the Company or due to the death or Disability of Mr. Braiker (as the terms “Change of Control” and “Disability” are defined in the plan).

    A total of 12,000,000 shares of the Company’s common stock are authorized for issuance under the plan.  The Board and/or the Compensation Committee is authorized to administer the plan.  Employees, officers, directors, consultants, advisors and independent contractors are eligible to receive awards under the plan.  Awards may consist of stock options, stock appreciation rights, stock grants, performance shares, performance units, dividend equivalents or other cash-based or equity awards.  The Company intends to file a registration statement on Form S-8 to register the shares of common stock issuable pursuant to awards made under the plan.

    The foregoing description of the 2014 Equity Incentive Plan is not complete and is qualified in its entirety by reference to the full text of the 2014 Equity Incentive Plan, which is filed as Exhibit 10.4 to this Form 8-K and incorporated herein by reference.  The form of stock option grant notice and stock option agreement for the 2014 Equity Incentive Plan is attached hereto as Exhibit 10.5 and incorporated herein by reference.

    Amendments of Employment Agreements

    The Company entered into amendments to its employment agreements with each of the Named Officers, summarized as follows:

    The amendment to Mr. Braiker’s employment agreement (i) extends his employment under the agreement for one subsequent twelve-month term, which commences August 26, 2014 and expires August 25, 2015, and (ii) clarifies that in the event of a termination of his employment by the Company without Just Cause (as defined in the agreement), he is entitled to certain benefits, including salary continuation, for a period equal to the greater of six months or the remaining period of the then current term of employment, including the extended employment term; (iii) amends the bonus provisions of his agreement to reference his bonus opportunities under the 2014 Incentive Compensation Plan and the Transaction Bonus Plan.

    The amendment to Mr. Stovall’s employment agreement (i) extends the initial term of his employment for one subsequent twelve-month term, which commences September 1, 2014 and expires August 31, 2015, (ii) increases his salary to $300,000, effective as of April 1, 2014, and (iii) clarifies that in the event of a termination of his employment by the Company without Just Cause (as defined in the agreement), he is entitled to certain benefits, including salary continuation, for a period equal to the greater of six months or the remaining period of the then current term of employment, including the extended employment term; and (iv) amends his bonus provisions to provide that he is eligible for bonus opportunities under the 2014 Incentive Compensation Plan and the Transaction Bonus Plan.

    The amendment to Mr. Virgin’s employment agreement (i) extends his employment under the agreement for one subsequent twelve-month term, which commences October 8, 2014 and expires on October 7, 2015, (ii) clarifies that in the event of a termination of his employment by the Company without Just Cause (as defined in the agreement), he is entitled to certain benefits, including salary continuation, for a period equal to the greater of six months or the remaining period of the then current term of employment, including the extended employment term; and (iii) amends the bonus provisions of his agreement to provide that he is eligible for bonus opportunities under the 2014 Incentive Compensation Plan and the Transaction Bonus Plan.

    Copies of the amendments to the employment agreements are attached hereto as Exhibits 10.6, 10.7 and 10.8 and the foregoing description of the amendments is qualified in its entirety by reference to those Exhibits and incorporated herein by reference.

Item 9.01  Financial Statements and Exhibits

(d)           Exhibits

No.	Description
10.1	Forbearance and First Amendment to Amended and Restated Loan and Security Agreement dated as of March 31, 2014, between Hipcricket, Inc. and Silicon Valley Bank
10.2	2014 Incentive Compensation Plan
10.3	Transaction Bonus Plan
10.4	2014 Equity Incentive Plan
10.5	Form of Stock Option Grant Notice and Stock Option Agreement under the 2014 Equity Incentive Plan
10.6	Amendment No. 4 to Employment Agreement, dated as of April 1, 2014, between Hipcricket, Inc. and Ivan Braiker
10.7	Amendment No. 1 to Employment Agreement, dated as of April 1, 2014, between Hipcricket, Inc. and Douglas Stovall
10.8	Amendment No.1 to Employment Agreement, dated as of April 1, 2014, between Hipcricket, Inc. and Thomas Virgin

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Hipcricket, Inc.
(Registrant)

Date: April 4, 2014	By:	/s/ Ivan Braiker
Ivan Braiker
President and Chief Executive Officer